Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
FOURTH QUARTER AND FULL YEAR 2024 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, February 19, 2025 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the fourth quarter and full year ending December 31, 2024. The Company’s earnings conference call and webcast will be held today at 8:00 AM ET. Registration links to both the call and the webcast can be found at the end of this earnings release.

The entire suite of the Company’s 4Q24 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

Full year 2024

•	Revenues and income of $399m, up 53% year over year

•	Adjusted EBITDA[1] of $289m, up 49% year over year

•	Net income of $67m, down 32% year over year

•	Cash flow from operations of $193, up 29% year over year

3 months ending December 31, 2024

•	Revenues and income of $104m, up 35% year over year

•	Adjusted EBITDA[1] of $65m, up 31% year over year

•	Net income of $8m, down 48% year over year

•	Cash flow from operations of $36m, up 49% year over year

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2

	For the twelve months ended			For the three months ended
($ millions)	31/12/2024	31/12/2023	% change	31/12/2024	31/12/2023	% change
Revenue and Income	399	261	53%	104	77	35%
Net Income	67	98	(32%)	8	16	(48%)
Adjusted EBITDA	289	194	49%	65	50	31%
Cash Flow from Operating Activities	193	150	29%	36	24	49%

•	In 2023 the net income contained substantial one-time items

•	A detailed analysis of financial results appears below

2024 Guidance vs Actual Results

•	Reported revenues and income for 2024 was 15% higher than the Company’s original guidance at the midpoint.

•	Reported Adjusted EBITDA for 2024 was 18% higher than the Company’s original guidance at the midpoint.

Revenues and Income and Adjusted EBITDA includes $21m of U.S. tax benefits

“We are proud to conclude 2024 with outstanding financial results that surpassed both our targets and analysts' forecasts,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“Enlight continues to grow thanks to its diversified and innovative operations, spanning three continents and employing the three main technologies of the industry: solar, wind, and energy storage.

“The year 2025 represents another leap forward for us, as a massive capacity of 4.7 FGW – with a total investment of $5.5bn – will be under various stages of construction. Together with the Company's operating portfolio, this will secure approximately 90% of the Company's ambitious growth plan: to reach operating capacity of 8.6 FGW by the end of 2027. This plan will bring Enlight to an annual revenue rate of over $1bn by 2028, tripling the business in just three years.

“We expect that the average return on equity for the vast asset portfolio that will become operational by 2027 will exceed 15%. Our three-year growth plan is already reflected in our 2025 guidance: we project revenues and income in the range of $490-510 million and Adjusted EBITDA in the range of $360-380 million, a 25% increase.”

Portfolio Review

•	Enlight’s total portfolio is comprised of 20 GW of generation capacity and 35.8 GWh storage (30.2 FGW2)

•	Of this, the Mature portfolio component (including operating projects, projects under construction or pre-construction) contains 6.1 GW generation capacity and 8.6 GWh of storage (8.6 FGW)

•	Within the Mature portfolio component, the operating component has 2.5 GW of generation capacity and 1.9 GWh of storage (3.0 FGW)

The full composition of the portfolio appears in the following table:

Component	Status	FGW[2]	Annual recurring revenues ($m)[3]
Operating	Commercial operation	3.0	~500[4]
Under Construction	Under construction	1.8	~175
Pre-Construction	0-12 months to start of construction	3.8	~385
Total Mature Portfolio	Mature	8.6	1,060~
Advanced Development	13-24 months to start of construction	7	-
Development	2+ years to start of construction	14.7	-
Total Portfolio		30.2	-

2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5
3 Does not include income from tax benefits for under construction and pre-construction projects.
4 Based on the midpoint of 2025 guidance.

•	Operating component of the portfolio: 3 FGW

o
Start of commercial operations of 1.1 FGW in 2024, including projects Atrisco in the U.S., Pupin and Tapolca in Europe, the Israel Solar and Storage Cluster in MENA. These additions contribute approximately $100m to the annual revenue run rate.

•	Under Construction component of the portfolio: 1.8 FGW

o
Consists of three projects in the U.S. with a total capacity of 1.4 FGW; the Gecama Solar project in Spain with a capacity of 0.3 FGW; and a solar and storage cluster in Israel. 35% of the cluster is expected to reach operations in 2025, with the rest commissioning in 2026.

o	Projects under construction are expected to contribute $175m to the annual revenue run rate during their first full year of operation.

•	Pre-construction component of the portfolio: 3.8 FGW

o	Two mega projects in the U.S., Snowflake and CO Bar, with a combined capacity of 2.6 FGW will begin construction in 2025 and are expected to contribute $246m to revenues on an annualized basis.

o	Nardo, a stand alone storage project in Italy with a capacity of 0.25 FGW, is expected to begin construction in 2H25 and contribute $31m to revenues on an annualized basis.

•	Advanced Development component of the portfolio component: 7 FGW

o	5.3 FGW in the U.S., with 100% of the capacity having passed completion of the System Impact Study, the most important study of the grid connection process, significantly de-risking the portfolio.

o	The U.S. portfolio includes several mega-projects and follow-ons to Mature projects, such as Cedar Island (1.4 FGW), Snowflake B (1.2 FGW), and Atrisco 2 (0.7 FGW).

o
These projects reflect the Company's “Connect and Expand” strategy, leveraging existing grid infrastructure with the development of new ones, thereby reducing construction costs and project risks while improving project returns.

o	0.7 FGW in Europe, focused on Italy, Spain, and Croatia.

o
1 FGW in MENA, focused on solar and storage projects and stand alone storage facilities, including approximately 0.5 FGW that won availability tariffs as part of the Israel Electricity Authority's first high voltage storage availability tariff tender.

•	Development component of the portfolio: 14.7 FGW

o	10 FGW in the U.S. with broad geographic presence, including the PJM, WECC, SPP and MISO regions.

o	2.7 FGW in Europe, focused on Italy, Spain, Croatia and entry into stand-alone storage operations in Poland.

o	2 FGW in MENA, focused on solar combined storage projects and stand alone storage facilities.

Projected COD Timeline for the Mature Portfolio5

Mature Portfolio Components Expected to Generate Annualized Revenues of Over $1bn6

All the projects in the plan are expected to be completed by the end of 2027

5 Additional projects currently classified in the Advanced Development portfolio are expected to reach commercial operation by 2027, however they are not included in this forecast
6 The projection is based on 2025 guidance, and only includes additional revenue growth from the sale of electricity from projects under construction and in pre-construction status.

Financing Activities

•	Financial closings totaling $1.1bn in Europe and the US occurred during 2024, supporting the construction of projects with 470 MW and 2,100 MWh capacity.

•	Expansion of Series D bonds totaling $178m to finance the Company's growth.

•
Sale of 44% of the Sunlight cluster for $50m cash at a valuation of $114m, generating a profit of up to $94m to be recognized in the first quarter of 2025. The cluster represents approximately 1% of the Company's total portfolio.

•	As of the date of this report, the Company maintains $350m of revolving credit facilities, of which $70m have been drawn.

2025 Guidance

Construction and commissioning

•	Expected commissioning of 440 MW and 1.1 GWh of capacity, which is expected to add approximately $130m to annualized revenues and $105m annualized EBITDA, starting in 2026.

•	Starting construction on 1.8 GW and 3.9 GWh of capacity, which is expected to add over $300m in annualized revenues and over $250m in annualized EBITDA gradually through 2026-2027.

Financial guidance

•
Total revenues and income[7] are expected to range between $490m and $510m, a 25% increase (from the midpoint) from 2024 results. Of the projected revenues and income, 38% are expected to be denominated in ILS, 35% in EUR, and 27% in USD.

•	Adjusted EBITDA[8] is expected to range between $360m and $380m, a 28% increase (from the midpoint) from 2024 results.

•	Approximately 90% of the electricity volumes expected to be generated in 2025 will be sold at fixed prices through PPAs or hedges.

7 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $60m-80m.
8 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Financial Results Analysis

Revenue & Income by Segment
($ thousands)	For the twelve months ended			For the three months ended
Segment	31/12/2024	31/12/2023	Change %	31/12/2024	31/12/2023	Change %
MENA	155,693	67,687	130%	34,086	20,738	64%
Europe	197,143	177,471	11%	49,979	50,770	(2%)
U.S.	36,608	7,712	375%	17,894	3,571	401%
Other	9,351	8,270	13%	2,143	2,009	7%
Total Revenue & Income	398,795	261,140	53%	104,102	77,088	35%

Revenues & Income

In the fourth quarter of 2024, the Company’s total revenues and income increased to $104m, up from $77m last year, a growth rate of 35% year over year. This was composed of revenues from the sale of electricity, which rose 26% to $93m compared to $74m in the same period of 2023, as well as recognition of $11m in income from tax benefits, up 230% compared to $3m in 4Q23.

The Company benefited from the revenue contribution of newly operational projects. Since the fourth quarter of 2023, 650 MW and 1,600 MWh of projects were connected to the grid and began selling electricity, including seven of the Israel Solar and Storage Cluster units in Israel, Atrisco in the U.S, Pupin in Serbia, and Tapolca in Hungary. The most important increases in revenue from the sale of electricity originated at the Israel Solar and Storage Cluster, which added $9m, followed by Atrisco, which added $6m in. In total, new projects contributed $18m to revenues from the sale of electricity

Revenues and income were distributed between MENA, Europe, and the US, with 34% denominated in Israeli Shekel, 47% in Euros, and 18% denominated in US Dollars.

Net Income

In the fourth quarter, the Company’s net income amounted to $8m compared to $16m last year, a decrease of 48% year over year. In 4Q23 the Company recorded a $12m net profit stemming from the recalculation of earnout payments linked to the acquisition of Clenera. Adjusting for this figure, the net income in 4Q23 was $4m, implying year-on-year growth of 90%.

Adjusted EBITDA9

In the fourth quarter of 2024, the Company’s Adjusted EBITDA grew by 31% to $65m compared to $50m for the same period in 2023. The increase in Adjusted EBITDA was driven by the same factors that drove the increase in revenues and income, namely new projects and the recognition of higher amounts of tax benefits. This was offset by an additional $6m in higher operating expenses linked to new projects, while company overheads rose by $5m year-on-year.

9 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

Conference Call Information

Enlight plans to hold its Fourth Quarter 2024 Conference Call and Webcast on Wednesday, February 19, 2025 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•	Conference Call:

Please pre-register to join by conference call using the following link:  https://register.vevent.com/register/BI9b595c26a5dc4208953cad5b9bb5f4e8

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	Webcast:

Please register and join by webcast at the following link:
https://edge.media-server.com/mmc/p/74sp8fv8

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenues and Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the year ended at December 31
	2024	2023(*)
	USD in	USD in
	thousands	thousands
Revenues	377,935	255,702
Tax benefits	20,860	5,438
Total revenues and income	398,795	261,140

Cost of sales (**)	(80,696)	(52,794)
Depreciation and amortization	(108,889)	(65,796)
General and administrative expenses	(38,847)	(31,356)
Development expenses	(11,601)	(6,347)
Total operating expenses	(240,033)	(156,293)
Gains from projects disposals	601	9,846
Other income, net	16,172	43,450
Operating profit	175,535	158,143

Finance income	20,439	36,799
Finance expenses	(107,844)	(68,143)
Total finance expenses, net	(87,405)	(31,344)

Profit before tax and equity loss	88,130	126,799
Share of loss of equity accounted investees	(3,350)	(330)
Profit before income taxes	84,780	126,469
Taxes on income	(18,275)	(28,428)
Profit for the year	66,505	98,041

Profit for the year attributed to:
Owners of the Company	44,209	70,924
Non-controlling interests	22,296	27,117
	66,505	98,041
Earnings per ordinary share (in USD) with a par value of
NIS 0.1, attributable to owners of the parent Company:
Basic earnings per share	0.37	0.61
Diluted earnings per share	0.36	0.57
Weighted average of share capital used in the
calculation of earnings:
Basic per share	118,293,556	115,721,346
Diluted per share	123,312,565	123,861,293

(*) The Consolidated Statements of Income have been adjusted to present comparable information for the previous year. For additional details please see Appendix 8.
(**) Excluding depreciation and amortization

Consolidated Statements of Financial Position as of

	December 31	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	387,427	403,805
Deposits in banks	-	5,308
Restricted cash	100,090	142,695
Trade receivables	50,692	43,100
Other receivables	99,651	60,691
Current maturities of contract assets	-	8,070
Other financial assets	975	976
Assets of disposal groups classified as held for sale	81,661	-
Total current assets	720,496	664,645

Non-current assets
Restricted cash	48,251	38,891
Other long-term receivables	61,045	32,540
Deferred costs in respect of projects	357,358	271,424
Deferred borrowing costs	276	493
Loans to investee entities	18,112	35,878
Contract assets	-	91,346
Fixed assets, net	3,699,192	2,947,369
Intangible assets, net	291,442	287,961
Deferred taxes assets	10,744	9,134
Right-of-use asset, net	210,941	121,348
Financial assets at fair value through profit or loss	69,216	53,466
Other financial assets	59,812	79,426
Total non-current assets	4,826,389	3,969,276

Total assets	5,546,885	4,633,921

Consolidated Statements of Financial Position as of (Cont.)

	December 31	December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from	212,246	324,666
banks and other financial institutions
Trade payables	161,991	105,574
Other payables	107,825	103,622
Current maturities of debentures	44,962	26,233
Current maturities of lease liability	10,240	8,113
Financial liabilities through profit or loss	-	13,860
Other financial liabilities	8,141	1,224
Liabilities of disposal groups classified as held for sale	46,635	-
Total current liabilities	592,040	583,292

Non-current liabilities
Debentures	433,994	293,751
Other financial liabilities	107,865	62,020
Convertible debentures	133,056	130,566
Loans from banks and other financial institutions	1,996,137	1,702,925
Loans from non-controlling interests	75,598	92,750
Financial liabilities through profit or loss	25,844	34,524
Deferred taxes liabilities	41,792	44,941
Employee benefits	1,215	4,784
Lease liability	211,941	119,484
Deferred income related to tax equity	403,384	60,880
Asset retirement obligation	83,085	68,047
Total non-current liabilities	3,513,911	2,614,672

Total liabilities	4,105,951	3,197,964

Equity
Ordinary share capital	3,308	3,293
Share premium	1,028,532	1,028,532
Capital reserves	25,273	57,730
Proceeds on account of convertible options	15,494	15,494
Accumulated profit	107,919	63,710
Equity attributable to shareholders of the Company	1,180,526	1,168,759
Non-controlling interests	260,408	267,198
Total equity	1,440,934	1,435,957
Total liabilities and equity	5,546,885	4,633,921

Consolidated Statements of Cash Flows

	For the year ended at December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands

Cash flows for operating activities
Profit for the period	66,505	98,041

Income and expenses not associated with cash flows:
Depreciation and amortization	108,889	65,796
Finance expenses, net	83,560	28,805
Share-based compensation	8,360	4,970
Taxes on income	18,275	28,428
Tax benefits	(20,860)	(5,438)
Other income, net	(4,963)	(46,991)
Company’s share in losses of investee partnerships	3,350	330
	196,611	75,900

Changes in assets and liabilities items:
Change in other receivables	12,261	(3,241)
Change in trade receivables	(9,892)	(2,841)
Change in other payables	294	6,382
Change in trade payables	746	15,474
	3,409	15,774

Interest receipts	12,684	12,490
Interest paid	(74,891)	(54,469)
Income Tax paid	(11,246)	(12,236)
Repayment of contract assets	-	14,120

Net cash from operating activities	193,072	149,620

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	1,871	(6,975)
Changes in restricted cash and bank deposits, net	29,959	(53,131)
Purchase, development, and construction in respect of projects	(899,257)	(730,976)
Loans provided and Investment in investees	(26,444)	(28,174)
Payments on account of acquisition of consolidated entity	(32,777)	(5,728)
Proceeds from sale (purchase) of financial assets measured at fair value through profit or loss, net	(14,719)	26,919
Net cash used in investing activities	(941,367)	(798,065)

Consolidated Statements of Cash Flows (Cont.)

	For the year ended at December 31
	2024	2023
	USD in	USD in
	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	939,627	623,927
Repayment of loans from banks and other financial institutions	(699,586)	(203,499)
Issuance of debentures	177,914	83,038
Repayment of debentures	(26,016)	(14,735)
Dividends and distributions by subsidiaries to non-controlling interests	(25,534)	(13,328)
Proceeds from investments by tax-equity investors	410,845	198,758
Repayment of tax equity investment	(839)	(82,721)
Deferred borrowing costs	(21,637)	(1,984)
Receipt of loans from non-controlling interests	-	274
Repayment of loans from non-controlling interests	(2,960)	(1,485)
Increase in holding rights of consolidated entity	(169)	-
Issuance of shares	-	266,451
Exercise of share options	15	9
Repayment of lease liability	(5,852)	(4,848)
Proceeds from investment in entities by non-controlling interest	179	5,448

Net cash from financing activities	745,987	855,305

Increase (Decrease) in cash and cash equivalents	(2,308)	206,860

Balance of cash and cash equivalents at beginning of period	403,805	193,869

Changes in cash of disposal groups classified as held for sale	(5,753)	-

Effect of exchange rate fluctuations on cash and cash equivalents	(8,317)	3,076

Cash and cash equivalents at end of period	387,427	403,805

Information related to Segmental Reporting

	For the year ended December 31, 2024
	MENA(**)	Europe(**)	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	155,693	197,143	15,748	368,584	9,351	377,935
Tax benefits	-	-	20,860	20,860	-	20,860
Total revenues and income	155,693	197,143	36,608	389,444	9,351	377,935

Segment adjusted EBITDA	123,724	165,385	33,539	322,648	4,141	326,789

Reconciliations of unallocated amounts:
Headquarter costs (*)						(37,774)
Intersegment profit						100
Depreciation and amortization and share-based compensation						(117,249)
Other incomes not attributed to segments						3,669
Operating profit						175,535
Finance income						20,439
Finance expenses						(107,844)
Share in the losses of equity accounted investees						(3,350)
Profit before income taxes						84,780

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)
Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into four business units: MENA (Middle East and North Africa), Europe, the US, and Management and Construction. Consequently, the Central/Eastern Europe and Western Europe segments have been consolidated into the "Europe" segment, and the Israel segment has been incorporated into the MENA segment. The comparative figures for the year ended December 31, 2023, have been updated accordingly.

Information related to Segmental Reporting

	For the year ended December 31, 2023
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	67,687	177,471	2,274	247,432	8,270	255,702
Tax benefits	-	-	5,438	5,438	-	5,438
Total revenues and income	67,687	177,471	7,712	252,870	8,270	261,140

Segment adjusted EBITDA	71,350	150,677	12,133	234,160	3,035	237,195

Reconciliations of unallocated amounts:
Headquarter costs (*)						(30,434)
Intersegment profit						1,587
Repayment of contract asset under concession arrangements						(14,120)
Depreciation and amortization and share-based compensation						(70,766)
Other incomes not attributed to segments						34,681
Operating profit						158,143
Finance income						36,799
Finance expenses						(68,143)
Share in the losses of equity accounted investees						(330)
Profit before income taxes						126,469

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the year ended		For the three months
	December 31		ended December 31
	2024	2023	2024	2023
Net Income (loss)	66,505	98,041	8,372	16,202
Depreciation and amortization	108,889	65,796	30,912	21,611
Share based compensation	8,360	4,970	2,333	970
Finance income	(20,439)	(36,799)	(2,140)	7,581
Finance expenses	107,844	68,143	22,008	16,344
Non-recurring other income (*)	(3,669)	(34,681)	-	(15,718)
Share of losses of equity accounted investees	3,350	330	1,613	(137)
Taxes on income	18,275	28,428	2,121	2,934
Adjusted EBITDA	289,115	194,228	65,219	49,787

* For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net.

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of December 31, 2024, the Company was in compliance with all of its financial covenants under the indenture for the Series C-F Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 200 million so long as debentures E remain outstanding, no less than NIS 375 million so long as debentures F remain outstanding, and NIS 1,250 million so long as debentures C and D remain outstanding.
As of December 31, 2024, the company’s equity amounted to NIS 5,255 million.

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures E and F remain outstanding, and shall not exceed 65% for two consecutive financial periods so long as debentures C and D remain outstanding.
As of December 31, 2024, the net financial debt to net CAP ratio, as defined above, stands at 37%.

Net financial debt to EBITDA

So long as debentures E and F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.
For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.
As of December 31, 2024, the net financial debt to EBITDA ratio, as defined above, stands at 9.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% and 25%, respectively, for two consecutive financial periods for as long as debentures E and F, and debentures C and D remain outstanding.
As of December 31, 2024, the equity to balance sheet ratio, as defined above, stands at 55%.

Appendix 4 a)  Segment information: Operational projects

($ thousands)			12 Months ended December 31						3 Months ended December 31
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA*		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
MENA	652	625	1,297	627	155,693	67,687	123,724	66,680	285	209	34,086	20,738	24,065	12,794
Europe	1,327	-	2,766	2,321	197,143	177,471	165,383	150,677	772	711	49,979	50,770	35,997	37,473
USA	470	1,200	392	73	36,608	7,712	33,539	6,956	166	19	17,894	3,571	17,573	2,803
Total Consolidated	2,449	1,825	4,455	3,021	389,444	252,870	322,646	224,313	1,223	939	101,959	75,079	77,635	53,070
Unconsolidated at Share	43	41
Total	2,492	1,866

b)	Operational Projects Further Detail

($ thousands)				12 Months ended December 31, 2024		3 Months ended December 31, 2024
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of September 30, 2024	Ownership %**
MENA Wind	MENA	316	-	73,158		15,339		461,628	49%
MENA PV	MENA	336	625	82,535		18,747		500,537	80%
Total MENA		652	625	155,693	123,724	34,086	24,065	962,165
Europe Wind	Europe	1,184	-	184,208		47,867		622,867	61%
Europe PV	Europe	143	-	12,935		2,112		63,055	62%
Total Europe		1,327	-	197,143	165,383	49,979	35,997	685,922
USA PV	USA	470	1,200	36,608		17,894		288,858	100%
Total USA		470	1,200	36,608	33,539	17,894	17,573	288,858
Total Consolidated Projects		2,449	1,825	389,444	322,646	101,959	77,635	1,936,945
Uncons. Projects at share		43	41	-					50%
Total		2,492	1,866	389,444	322,646	101,959	77,635	1,936,945

* EBITDA results included $12m in the 12 months ended December 24 and $1m in the 3-month ended December 24, of compensation recognized due to the delay in reaching full production at Projects Björnberget, Atrisco and Emek Habacha

** Ownership % is calculated based on the project's share of total revenues

c)	Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh(	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of December 31, 2024	Est. Equity Required (%)	Equity Invested as of December 31, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
Country Acres	USA	392/688	H2 2026	813-855	ITC	DC (10%)	348-365	466-490	49	9%-11%	49	60-63	44-47	100%
Quail Ranch BESS	USA	0/400	H2 2025	106-111	ITC	EC (10%)	51-54	55-57	38	9%-11%	38	22-23	17-19	100%
Quail Ranch Solar	USA	128/0		141-148	PTC	EC (10%)	69-73	71-75						100%
Roadrunner BESS	USA	0/940	H2 2025	312-328	ITC	EC (10%)	142-149	170-179	78	0%-10%**	78	52-55	41-43	100%
Roadrunner Solar	USA	290/0		284-299	PTC	EC (10%)	167-175	118-124						100%
Gecama Solar	Spain	225/220	H1 2026	205-215	-	-	-	205-215	18	25%	18	33-35	26-28	100%
Israel Construction	Israel	6/51	H1 2026	17-18	-	-	-	17-18	2	27%-33%	2	3	3	100%
Total Consolidated Projects		1,041/2,299		1,878-1,974			777-816	1,102-1,158	185		185	170-180	131-141
Unconsolidated Projects at share******	Israel	15/135	H2 2025 - H2 2026	37-38	-	-	-	-	19	-	19	5	3	50%
Total		1,056/2,434		1,915-2,012			777-816	1,102-1,152	204		204	175-185	134-144

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of December 31, 2024	Est. Equity Required (%)	Equity Invested as of December 31, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
CoBar ITC	United States	258/824	H2 2027	634-666	ITC	EC (10%)	277-292	356-374	35	12%-15%	35	123-129	95-100	100%
CoBar PTC	United States	953/0		1,055-1,109	PTC	EC (10%)	544-572	511-537
Snowflake A	United States	600/1,900	2027	1,414-1,487	ITC	EC (10%)	588-618	826-869	5	11%-14%	5	117-123	94-99	100%
Nardo Storage	Italy	0/920	H2 2027	144-151	-	-	-	144-151	3	23%-28%	3	31-33	26-28	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of December 31, 2024	Est. Equity Required (%)	Equity Invested as of December 31, 2024	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
	2025	2026	2027		Qualifying Category	Adders*****
United States*******	-	-	688/400	1,162-1,222	ITC	DC (10%) & EC (10%)	512-538	650-684	42	10%-20%	42	85-88	68-71	100%
Europe	-	0/96	-	22-24	-	-	-	22-24	0	25%-35%	0	7-8	5-6	100%
MENA	15/0	0/51	38/0	91-94	-	-	-	91-94	10	25%-35%	10	11	8	89%
Total Consolidated Projects	15/0	0/148	726/400	1,275-1,340			512-538	763-802	52		52	103-106	81-85
Unconsolidated Projects at share	0/24	8/42	-	19-20	-	-	-	19-20	0	30%	0	3	1	50%
Total Pre-Construction	2,560MW +4,258MWh			4,541-4,773			1,921-2,020	2,619-2,753	95		95	377-394	297-313

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

***Tax benefits under the IRA. PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD.  For the ITC, a step-up adjustment was made to reflect the eligible higher tax credit rates, enhancing the valuation and return of the project by considering the increased project value.**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close.*****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

****** All numbers, beside equity invested, reflects Enlight share only ******* Including Rustic hills 1+2, Coggon, Gemstone and Crimson orchard

Appendix 5 –  Corporate level (TopCo) debt

($ thousands)	December 31, 2024
Debentures:
Debentures	478,956*
Convertible debentures	133,056
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	90,000
Loans from banks and other financial institutions	116,379
Total corporate level debt	818,391

* Including current maturities of debentures in the amount of 44,962

Appendix 6 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 31th December 2024	1.04	0.27
As of 31th December 2023	1.10	0.28

Average for the 3 months period ended:
December 2024	1.07	0.27
December 2023	1.07	0.26

Appendix 7 – Structural changes to the Consolidated Statements of Income:

The Company has changed its presentation of its Income Statement, which includes the presentation of specified items that have been previously included within other income (i.e. tax equity). The Company believes that such presentation provides a more relevant information and better reflects the measurement of its financial performance. The Company applied such change retrospectively.